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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2002


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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4--1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]


                           Form 20-F X  Form 40-F ____
                                    ---


  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                                Yes ____ No  X
                                            ---

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 10, 2002

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                     By:  /s/  Atsushi Inamura
                                        ------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager,General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.


       Filing for Protection Under Chapter 11 of the U.S. Bankruptcy Code
                  by UAL: Eventual Possibility of Credit Losses

Tokyo, December 10, 2002 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG;
President: Shigemitsu Miki) announced today that the credits provided by its subsidiaries to United Air Lines Inc. (UAL) may eventually not be repaid due to the event described hereunder.

1.  Outline of UAL
    Company Name:    United Air Lines Inc.
    Address:         1200 East Algonquin Road, Elk Grove Township, Illinois,
                     U.S.A.
    Representative:  Glenn F. Tilton
    Capital:         U.S. dollars 4,206 million
    Business:        Airline operator

2.  Event and date of occurrence

    UAL filed for protection under Chapter 11 of the U.S. Bankruptcy Code with the U.S. Bankruptcy Court for the Northern District of Illinois on December 9th, 2002 (U.S. time).

3.  Outstanding credit balances to UAL

    Mitsubishi Trust and Banking Corporation:        Japanese yen 25,371 million
    Spectrum Capital, Ltd.*:                         Japanese yen  4,681 million
    Mitsubishi Trust and Banking Corporation (USA)*: Japanese yen    211 million
    Bankers Commercial Corporation**:                Japanese yen  4,254 million
    UnionBanCal Leasing Corporation**:               Japanese yen  2,105 million

    (Dollar amounts have been converted to yen at US$1 = 123.40 yen, an official exchange rate quoted by The Mitsubishi Trust and Banking Corporation (MTBC) and The Bank of Tokyo-Mitsubishi, Ltd. (BTM) on December 10th 2002).

    *  Subsidiary of MTBC, which is a subsidiary of MTFG.
    ** Subsidiary of UnionBanCal Corporation, which is a subsidiary of BTM, an MTFG subsidiary.

4.  Influence over MTFG's business forecast

    This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

                                  *     *     *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel. 81-3-3240-8136